[Letterhead of United Technologies Corporation]

September 5, 2019

Via EDGAR and Courier

Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	United Technologies Corporation
Registration Statement on Form S-4
Filed July 17, 2019
File No. 333-232696

Dear Staff of the Division of Corporation Finance:

Reference is made to the Registration Statement on Form S-4 (File No. 333-232696) (the “Registration Statement”) filed by United Technologies Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 17, 2019, as amended on August 15, 2019 and September 4, 2019.

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m. Eastern Time on September 9, 2019, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

If you have any questions concerning this letter, or if you require any additional information, please contact the undersigned at (860) 728-7800, Joshua R. Cammaker at (212) 403-1331, Edward J. Lee at (212) 403-1155 or Mark A. Stagliano at (212) 403-1060.

Very truly yours,

/s/ Charles D. Gill
Charles D. Gill
Executive Vice President & General Counsel, United Technologies Corporation

Cc:	Gregory J. Hayes, United Technologies Corporation
Frank R. Jimenez, Raytheon Company
Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz
Edward J. Lee, Wachtell, Lipton, Rosen & Katz
Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz
Clare O’Brien, Shearman & Sterling LLP
Sean Skiffington, Shearman & Sterling LLP